

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Nicolaus Radford
Chief Executive Officer
Nauticus Robotics, Inc.
17146 Feathercraft Lane
Suite 450
Webster, TX 77598

Re: Nauticus Robotics, Inc.
Item 4.02 Form 8-K filed August 16, 2023
File No. 001-40611

Dear Nicolaus Radford:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Blankeship